May 28, 2013

Via EDGAR

Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:    Colonial Properties Trust
Colonial Realty Limited Partnership
Form 10-K
Filed on February 28, 2013
File Nos. 001-12358
000-20707

Dear Mr. Gordon:

Please find set forth below our response to the comment raised by the Staff (the "Staff") of the Securities and Exchange Commission (the "SEC") in its letter dated May 20, 2013, with respect to the above-captioned periodic report. For ease of reference, we have reproduced below the full text of the Staff's comment, which is followed by the Company's response. Capitalized terms not defined herein shall have the meanings given to them in the Company's periodic reports.

Form 10-K for the Fiscal Year Ended December 31, 2012

Funds From Operations, page 67

1.    SEC Comment:
We have reviewed your response to comment 1. It appears that the exclusion of the $4.3 million loss from the add-
back of the $18.4 million net gain is an appropriate reconciling item, but the current disclosure remains unclear.
Please revise your reconciliation to add footnote disclosure describing the reason for the $4.3 million reconciling item, and clarify that the loss is included within the $18.4 million net gain reconciling item immediately above.

Company Response:
We have revised our reconciliation (see below) to add a footnote describing the reason for the $4.3 million reconciling item and to clarify that the loss is included within the $18.4 million net gain represented in "Total consolidated (gains)
losses from sales of property, net of income tax and noncontrolling interest".

We will include such additional explanatory footnote disclosure in our periodic filings going forward.

Daniel L. Gordon
U.S. Securities and Exchange Commission
May 28, 2013

	Years Ended December 31,
(in thousands, except per share and unit data)	2012	2011	2010	2009	2008
Net (loss) income available to common shareholders	$8,160	$3,428	$(48,054)	$(509)	$(55,429)
Adjustments (consolidated):
Noncontrolling interest in CRLP	662	293	(5,068)	(82)	(11,225)
Noncontrolling interest in gain on sale of
undepreciated property	—	—	—	992	—
Real estate depreciation	126,222	126,696	120,471	111,220	101,035
Real estate amortization	6,613	8,306	7,248	1,582	1,272
Impairment on depreciable assets	3,251	—	—	958	—
Remove: Total consolidated (gains) losses from sales of
property, net of income tax and noncontrolling interest	(18,423)	(23,849)	1,786	(7,606)	(49,851)
Include: Gains (losses) from sales of undepreciated
property, net of income tax and noncontrolling interest (1)	(4,339)	102	(1,720)	4,327	7,335
Adjustments (unconsolidated subsidiaries):
Real estate depreciation	2,699	6,451	8,060	17,927	18,744
Real estate amortization	843	2,822	2,810	6,516	8,699
Gains from sales of property	(32,508)	(18,765)	(3,578)	(4,958)	(18,943)
Funds from operations	$93,180	$105,484	$81,955	$130,367	$1,637
Income allocated to participating securities	(719)	(772)	(645)	(559)	(717)
Funds from operations available to common shareholders
and unitholders	$92,461	$104,712	$81,310	$129,808	$920

Funds from operations per share and unit — basic	$0.98	$1.15	$1.02	$2.09	$0.02
Funds from operations per share and unit — diluted	$0.98	$1.15	$1.02	$2.09	$0.02

Weighted average common shares outstanding — basic	87,251	84,142	71,919	53,266	47,231
Weighted average partnership units outstanding — basic (2)	7,159	7,247	7,617	8,519	9,673
Weighted average shares and units outstanding — basic	94,410	91,389	79,536	61,785	56,904
Effect of diluted securities	—	—	—	—	—
Weighted average shares and units outstanding — diluted	94,410	91,389	79,536	61,785	56,904
___________________________
(1) For 2012, the loss is primarily the result of required infrastructure repairs on Colonial Promenade Alabaster II, a retail asset that was developed and sold by the Company in 2007. In 2012, the Company determined infrastructure repairs were necessary, relating back to the original development of the property, and agreed to make the repairs. Therefore, these costs were expensed as additional development cost and a reduction of the previously recognized gain. The loss of $4.3 million is also included within the $18.4 million net gain reconciling item immediately above, "Total consolidated (gains) losses from sales of property, net of income tax and minority interest", but is presented as a separate reconciling item to exclude gains (losses) attributable to undepreciated property.
(2) Represents the weighted average of outstanding units of noncontrolling interest in Colonial Realty Limited Partnership.

Daniel L. Gordon
U.S. Securities and Exchange Commission
May 28, 2013

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and cooperation with this matter. Please contact me at (205) 250-8799 if you have any questions or require additional information.

Sincerely,

COLONIAL PROPERTIES TRUST

By: /s/ Bradley P. Sandidge
Bradley P. Sandidge
Executive Vice President - Accounting
and Interim Chief Financial Officer